

November 16, 2012

Via E-mail
Mr. Jeff Baisley
Chief Financial Officer
Graham Capital Management L.P.
40 Highland Avenue
Rowayton, CT 06853

> **Re: Graham Alternative Investment Fund I LLC and Graham Alternative Investment Fund II LLC (the "Registrants")**
> **Form 10-K for the fiscal year ended December 31, 2011 for the Registrants**
> **Filed March 30, 2012 for each of the Registrants**
> **File Nos. 0-53965 and 0-53967, respectively**

Dear Mr. Baisley:

We have reviewed your response letter filed on November 7, 2012 and have the following additional comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K of Graham Alternative Investment Fund I LLC for the Year Ended December 31, 2011

Item 9A: Controls and Procedures, page 128

1. We note your response to prior comment 2 and your addition of disclosures related to internal controls over financial reporting. However, your amended filing no longer includes your required disclosures related to disclosure controls and procedures. The disclosures required for internal controls over financial reporting and the disclosures required for disclosure controls and procedures are separate and distinct. Please amend your filing on Form 10-K to provide complete disclosure within Item 9A of both the internal controls and procedures over financial reporting and disclosure controls and procedures.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate. If you are able to reach a conclusion of effectiveness as of December 31, 2011, please specifically provide within your response letter a detailed analysis of the factors that management considered in reaching such a conclusion in light of the required controls and procedures disclosure which was not provided in two consecutive filings for the year ended December 31, 2011.

Further, we note the changes that you made to comply with the required certifications under Item 601 (b)(31) of Regulation S-K for your annual filing on Form 10-K. Please confirm that you will also revise these certifications within your future Form 10-Q filings to include the appropriate introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

Finally, please apply this comment to Graham Alternative Investment Fund II LLC's Form 10-K for the year ended December 31, 2011 and to its future Form 10-Q filings.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant